EXHIBIT 99.2
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                                [GRAPHIC OMITTED]
                     [LOGO - ADVANTAGE ENERGY INCOME FUND]



                    AMENDED CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2004 AND 2003





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


                    AMENDED CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S REPORT

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the amended consolidated financial statements together with the operational information contained in the annual report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded. The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities.

The Audit Committee has reviewed the amended consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these amended consolidated financial statements.



/s/ Kelly I Drader                             /s/ Peter A. Hanrahan
--------------------------                     -----------------------------
Kelly I. Drader                                Peter A. Hanrahan
President & CEO                                VP Finance & CFO
August 11, 2005


AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund:
We have audited the amended consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the amended consolidated statements of income and accumulated income and cash flows for the years then ended. These amended financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these amended financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these amended consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



(SIGNED) KPMG LLP

Chartered Accountants
Calgary, Canada

February 22, 2005, except for notes 2(l), 2(m), 7 and 9, which are as at August 11, 2005.

AMENDED CONSOLIDATED BALANCE SHEETS

(thousands of dollars)


                                                                 December 31, 2004                         December 31, 2003
-------------------------------------------------------------------------------------------------------------------------
                                                           (restated - notes 2(l) & (m))                   (restated - notes
                                                                                                              2(c) & (l))
Assets

Current assets
     Accounts receivable                                           $      48,961                            $     34,181

Fixed assets (note 4)
     Property and equipment                                            1,190,552                                 675,090
     Accumulated depletion and depreciation                             (253,506)                               (155,155)
-------------------------------------------------------------------------------------------------------------------------

                                                                         937,046                                 519,935
Goodwill (note 3)                                                         47,244                                  27,773
-------------------------------------------------------------------------------------------------------------------------

                                                                   $   1,033,251                            $    581,889
-------------------------------------------------------------------------------------------------------------------------

Liabilities

Current liabilities
     Accounts payable and accrued liabilities                      $      91,165                            $     72,558
     Cash distributions payable to Unitholders                            12,419                                   8,445
     Current portion of capital lease obligations (note 6)                 1,785                                     321
     Hedging liability (note 12)                                             214                                       -
     Bank indebtedness (note 5)                                          267,054                                 102,968
-------------------------------------------------------------------------------------------------------------------------

                                                                         372,637                                 184,292
-------------------------------------------------------------------------------------------------------------------------

Capital lease obligations (note 6)                                         7,606                                   2,043
Convertible debentures (notes 7)                                         136,433                                  91,372
Asset retirement obligations (note 8)                                     17,503                                  13,892
Future income taxes (note 11)                                            112,266                                  77,999
-------------------------------------------------------------------------------------------------------------------------

                                                                         646,445                                 369,598
-------------------------------------------------------------------------------------------------------------------------

Non-controlling Interest
Exchangeable shares (note 9)                                              30,842                                       -
-------------------------------------------------------------------------------------------------------------------------

Unitholders' equity

Unitholders' capital (note 10)                                           515,544                                 281,328
Convertible debentures equity component (note 7)                           6,764                                   4,726
Contributed surplus (note 10)                                              1,036                                       -
Accumulated income                                                       102,637                                  78,599
Accumulated cash distributions                                          (270,017)                               (152,362)
-------------------------------------------------------------------------------------------------------------------------

                                                                         355,964                                 212,291
-------------------------------------------------------------------------------------------------------------------------

                                                                    $  1,033,251                            $    581,889
-------------------------------------------------------------------------------------------------------------------------

Commitments (note 14)
Subsequent event (note 15)

SEE ACCOMPANYING NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS


On behalf of the Board of Directors:


/s/ Rodger A. Tourigny                          /s/ Kelly I. Drader
------------------------------                  ---------------------------
Rodger A. Tourigny                              Kelly I. Drader
Director                                        Director

AMENDED CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars, except for per Unit amounts)

                                                                          For the year ended              For the year ended
                                                                           December 31, 2004               December 31, 2003
-------------------------------------------------------------------------------------------------------------------------
                                                                        (restated - note 2(l))             (restated - notes
                                                                                                              2(c) & (l))
Revenue

     Petroleum and natural gas                                              $    241,481                     $   166,075
     Unrealized hedging loss (note 12)                                              (214)                              -
     Royalties, net of Alberta Royalty Credit                                    (47,828)                        (28,491)
-------------------------------------------------------------------------------------------------------------------------

                                                                                 193,439                         137,584
-------------------------------------------------------------------------------------------------------------------------

Expenses

     Operating                                                                    38,808                          25,618
     General and administrative                                                    3,871                           3,216
     Unit-based compensation (note 10)                                             1,036                               -
     Management fee (note 1)                                                       2,323                           1,679
     Performance incentive (note 13)                                              21,632                          19,592
     Interest                                                                      6,407                           6,378
     Interest and accretion on convertible debentures                             10,425                           5,521
     Depletion, depreciation and accretion                                        99,277                          54,027
-------------------------------------------------------------------------------------------------------------------------

                                                                                 183,779                         116,031
-------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                                9,660                          21,553

Future income tax recovery (note 11)                                             (16,381)                        (18,203)
Income and capital taxes (note 11)                                                 2,003                           1,253
-------------------------------------------------------------------------------------------------------------------------

                                                                                 (14,378)                        (16,950)
-------------------------------------------------------------------------------------------------------------------------

Net income                                                                        24,038                          38,503

Accumulated income, beginning of year as previously reported                      72,022                          36,581
Effect of change in accounting policies (notes 2(c) & (l))                         6,577                           3,515
-------------------------------------------------------------------------------------------------------------------------


Accumulated income, beginning of year as restated                                 78,599                          40,096
-------------------------------------------------------------------------------------------------------------------------

Accumulated income, end of year                                             $    102,637                     $    78,599
-------------------------------------------------------------------------------------------------------------------------

Net income per Trust Unit (note 10)
     Basic and diluted                                                      $       0.59                     $      1.26
-------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

AMENDED CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

                                                                For the year ended                        For the year ended
                                                                 December 31, 2004                         December 31, 2003
-------------------------------------------------------------------------------------------------------------------------
                                                              (restated - note 2(l))                       (restated - notes
                                                                                                              2(c) & (l))

Operating Activities

Net income                                                         $      24,038                            $     38,503
Add (deduct) items not requiring cash:
     Unit-based compensation                                               1,036                                       -
     Non-cash performance incentive                                       16,570                                  19,592
     Future income taxes                                                 (16,381)                                (18,203)
     Unrealized hedging loss                                                 214                                       -
     Accretion on convertible debentures                                   1,724                                     816
     Depletion, depreciation and accretion                                99,277                                  54,027
-------------------------------------------------------------------------------------------------------------------------

Funds from operations                                                    126,478                                  94,735

Expenditures on asset retirement                                            (673)                                   (336)
Changes in non-cash working capital                                         (480)                                   (205)
-------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                                    125,325                                  94,194
-------------------------------------------------------------------------------------------------------------------------

Financing Activities

Units issued, net of costs                                                62,465                                  76,436
Convertible debentures issued, net of costs                              119,552                                  85,982
Increase (decrease) in bank debt                                         119,500                                 (11,254)
Reduction of capital lease obligations                                      (321)                                      -
Cash distributions to Unitholders                                       (113,681)                                (79,815)
-------------------------------------------------------------------------------------------------------------------------

Cash provided by financing activities                                    187,515                                  71,349
-------------------------------------------------------------------------------------------------------------------------

Investing Activities

Expenditures on property and equipment                                  (107,893)                                (75,876)
Property acquisitions                                                   (180,645)                                 (1,848)
Property dispositions                                                      6,539                                   6,112
Acquisition of Defiant Energy Corporation (note 3i)                      (31,254)                                      -
Acquisition of MarkWest Resources Canada Corp. (note 3ii)                      -                                 (97,025)
Changes in non-cash working capital                                          413                                   3,094
-------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                                       (312,840)                               (165,543)
-------------------------------------------------------------------------------------------------------------------------

Net change in cash                                                             -                                  -

Cash, beginning of year                                                        -                                  -
-------------------------------------------------------------------------------------------------------------------------

Cash, end of year                                                  $           -                      $           -
-------------------------------------------------------------------------------------------------------------------------

Supplementary cash flow information
     Interest paid                                                 $       6,964                      $       6,414
     Taxes paid                                                    $       1,314                      $         858

SEE ACCOMPANYING NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

               NOTES TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

All tabular amounts in thousands except for Units and per Unit amounts


1.   BUSINESS AND STRUCTURE OF THE TRUST

     Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

     Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Trust Company of Canada as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

     The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

     In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

     The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and a performance incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include a performance incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 13).


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

     (a)   CONSOLIDATION

     These consolidated financial statements include the accounts of the Trust and all wholly-owned subsidiaries, including AOG and Defiant Energy Corporation. All intercompany balances and transactions have been eliminated.

     (b)   PROPERTY AND EQUIPMENT

           (i)   PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED EQUIPMENT

           The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities.

           Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

           Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

           The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

           Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

           The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and December 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.


           (ii)  FURNITURE AND EQUIPMENT

           The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.


     (c)   ASSET RETIREMENT OBLIGATIONS

     The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

     Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                                     December 31, 2003               December 31, 2002
    -----------------------------------------------------------------------------------------------------------------------
     Asset retirement costs, included in property and equipment           $     7,137                       $     3,856
     Asset retirement obligations                                         $    13,892                       $     7,351
     Provision for future site restoration                                $    (8,451)                      $    (5,396)
     Future income taxes                                                  $       581                       $       646
     Accumulated income                                                   $     1,115                       $     1,255

                                                                                           Year ended
     STATEMENT OF INCOME                                                                December 31, 2003
     ------------------------------------------------------------------------------------------------------
     Accretion expense                                                                      $     515
     Depletion and depreciation on asset retirement costs                                   $     997
     Amortization of estimated future removal and site restoration liability                $  (1,307)
     Future taxes                                                                           $     (65)
     Net income impact                                                                      $    (140)
     Basic net income per Unit                                                              $    (0.00)
     Diluted net income per Unit                                                            $    (0.00)

     (d)   MEASUREMENT UNCERTAINTY

     The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligation costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

     (e)   JOINT OPERATIONS

     The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

     (f)   CASH DISTRIBUTIONS

     Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

     (g)   INCOME TAXES

     The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

     The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

     (h)   GOODWILL

     Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

     (i)   UNIT-BASED COMPENSATION

     The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in note 10. Advantage accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The exercise price of the rights granted under the Plan is based on the market price at that time and is reduced in future periods by distributions paid on the outstanding Trust Units in accordance with the terms of the Plan.

     Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

     (j)   PER UNIT AMOUNTS

     Net income per unit is calculated using the weighted average number of Units outstanding during the year. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

     (k)   REVENUE RECOGNITION

     Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

     (l)   FINANCIAL INSTRUMENTS

     From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled.

     Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method based on future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date (see note 12).

     The Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants ("CICA") effective January 1, 2005. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                     December 31, 2004      December 31, 2003     December 31, 2002
     ----------------------------------------------------------------------------------------------------------------------
     Current liabilities
       Accounts payable and accrued liabilities           $   16,570            $   19,592            $    14,458
     Long-term liabilities
       Convertible debentures                             $  136,433            $   91,372            $    50,513
     Unitholders' equity
       Convertible debentures                             $ (148,450)           $  (99,984)           $   (55,000)
       Convertible debentures equity component            $    6,764            $    4,726            $     2,175
       Unitholders' capital                               $  (20,503)           $  (21,168)           $   (14,406)
       Accumulated income                                 $    9,186            $    5,462            $     2,260

                                                                                  Year ended              Year ended
     STATEMENTS OF INCOME                                                      December 31, 2004       December 31, 2003
     ----------------------------------------------------------------------------------------------------------------------
     Interest and accretion on convertible debentures                           $   10,425              $     5,521
     Net income                                                                 $  (10,425)             $    (5,521)
     Net income per Trust Unit (basic and diluted)                              $   (0.04)              $    (0.03)

     (m)   EXCHANGEABLE SHARES

     In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.


3.   ACQUISITIONS

     (i)   DEFIANT ENERGY CORPORATION

     On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $144.2 million. Defiant is a corporation that was engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     Net assets acquired and liabilities assumed:               Consideration:
     Property and equipment                    $    232,750          Cash                                    $     34,000
     Goodwill                                        20,328          3,666,286 Trust Units issued                  77,982
     Future income taxes                            (51,505)         1,450,030 Exchangeable Shares issued          30,842
     Bank indebtedness                              (44,586)         Acquisition costs incurred                     1,326
                                                                                                             ------------
     Capital lease obligations                       (7,347)                                                 $    144,150
                                                                                                             ------------
     Net working capital
        (including cash of $4.1 million)             (4,208)
     Asset retirement obligations                    (1,282)
                                                 -----------
                                                $   144,150

     The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

     (ii)  MARKWEST RESOURCES CANADA CORP.

     On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

     Net assets acquired and liabilities assumed:               Consideration:
     Property and equipment                      $  105,573          Cash                                    $     96,769
     Goodwill                                        26,916          Acquisition costs incurred                       256
                                                                                                             ------------
     Net working capital                            (14,027)                                                 $     97,025
                                                                                                             ------------
     Capital lease obligation                        (2,054)
     Future income taxes                            (17,635)
     Future site restoration                         (1,748)
                                                 -----------
                                                 $   97,025

     (iii) ASSET ACQUISITION

     On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.


4.   FIXED ASSETS

     During the year ended December 31, 2004, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $2,401,000 (2003 - $1,804,000).

     Costs of $25,700,000 (2003 - $22,300,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $64,200,000 (2003 - $43,152,000) have been included in costs subject to depletion.

     The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted cash flows expected from the production of proved reserves based on the following benchmark prices:

                                                  WTI Crude Oil                Exchange Rate                AECO Gas
     Year                                           ($US/bbl)                   ($US/$Cdn)                ($Cdn/mmbtu)
     ----------------------------------------------------------------------------------------------------------------------
     2005                                            $44.29                        $0.84                      $6.97
     2006                                            $41.60                        $0.84                      $6.66
     2007                                            $37.09                        $0.84                      $6.21
     2008                                            $33.46                        $0.84                      $5.73
     2009                                            $31.84                        $0.84                      $5.37
     ----------------------------------------------------------------------------------------------------------------------
     Percentage change each year after 2009           1.5%                           -                        1.5%
     ----------------------------------------------------------------------------------------------------------------------

     Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Trust when performing the ceiling test calculation.


5.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2005. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Trust is in default of such credit facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the Debentures are also subordinated to indebtedness under the credit facilities and payments under the Debentures are similarly restricted.

     At December 31, 2004, the effective interest rate on the outstanding amounts under the facility was approximately 4.0%.


6.   CAPITAL LEASE OBLIGATIONS

     The Trust has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2004 consist of the following:

     2005                                   $   2,173
     2006                                       2,174
     2007                                       4,672
     2008                                       1,218
     ----------------------------------------------------------
                                            $  10,237

     Less amounts representing interest          (846)
     ----------------------------------------------------------
                                                9,391

     Current portion                           (1,785)
     ----------------------------------------------------------

                                            $   7,606
     ----------------------------------------------------------


7.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 2(l)), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned, issuance costs and remaining outstanding balances as at December 31, 2004, are as follows:

                                       10.00%           9.00%          8.25%           7.75%            7.50%         Total
     ------------------------------------------------------------------------------------------------------------------------
     Issue Date                     Oct. 18, 2002   Jul. 8, 2003   Dec. 2, 2003   Sept. 15, 2004   Sept. 15, 2004
     Maturity Date                  Nov. 1, 2007    Aug. 1, 2008   Feb. 1, 2009    Dec. 1, 2011     Oct. 1, 2009
     Conversion Price                  $ 13.30         $ 17.00        $ 16.50         $ 21.00          $ 20.25
     Liability component             $ 52,722        $ 28,662        $ 56,802       $ 47,444          $ 71,631      $ 257,261
     Equity component                   2,278           1,338           3,198          2,556             3,369         12,739
     ------------------------------------------------------------------------------------------------------------------------
     Gross proceeds                    55,000          30,000          60,000         50,000            75,000        270,000
     Issuance costs                    (2,495)         (1,444)         (2,588)        (2,190)           (3,190)       (11,907)
     ------------------------------------------------------------------------------------------------------------------------
     Net proceeds                    $ 52,505        $ 28,556        $ 57,412       $ 47,810          $ 71,810      $ 258,093
     ------------------------------------------------------------------------------------------------------------------------
     Debentures outstanding           $ 4,124        $ 11,109        $ 13,232       $ 50,000          $ 69,985      $ 148,450
     ------------------------------------------------------------------------------------------------------------------------

     The changes in the liability and equity components during the years ended December 31, 2004 and 2003 are as follows:

     Liability component               10.00%           9.00%          8.25%           7.75%          7.50%         Total
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2002        $ 50,513               -               -              -               -       $ 50,513
      Issued for cash, net of costs        (2)       $ 27,282        $ 54,419              -               -         81,699
      Accretion of discount               485             249              82              -               -            816
      Converted to Trust Units        (41,449)              -            (207)             -               -        (41,656)
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2003           9,547          27,531          54,294              -               -         91,372
      Issued for cash, net of costs         -               -             (68)      $ 45,366        $ 68,584        113,882
      Accretion of discount               116             438             643            182             345          1,724
      Converted to Trust Units         (5,740)        (17,581)        (42,632)             -          (4,592)       (70,545)
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2004         $ 3,923        $ 10,388        $ 12,237       $ 45,548        $ 64,337      $ 136,433
     ----------------------------------------------------------------------------------------------------------------------

     Equity component                  10.00%           9.00%          8.25%           7.75%          7.50%         Total
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2002         $ 2,175               -               -              -               -        $ 2,175
      Issued for cash, net of costs         -         $ 1,274         $ 3,061              -               -          4,335
      Converted to Trust Units         (1,771)              -             (13)             -               -         (1,784)
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2003             404           1,274           3,048              -               -          4,726
      Issued for cash, net of costs         -               -               -        $ 2,444         $ 3,226          5,670
      Converted to Trust Units           (241)           (802)         (2,373)             -            (216)        (3,632)
     ----------------------------------------------------------------------------------------------------------------------
     Balance at Dec. 31, 2004           $ 163           $ 472           $ 675        $ 2,444         $ 3,010        $ 6,764
     ----------------------------------------------------------------------------------------------------------------------

     On September 15, 2004 Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     During the year ended December 31, 2004 $76,534,000 debentures were converted resulting in the issuance of 4,637,187 Advantage Trust Units.


8.   ASSET RETIREMENT OBLIGATIONS

     The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $57.5 million which will be incurred between 2005 to 2055. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                                              Year ended                Year ended
                                                                           December 31, 2004         December 31, 2003
     ----------------------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                                $  13,892                  $   7,351
     Accretion expense                                                               926                        515
     Liabilities incurred                                                          3,358                      6,362
     Liabilities settled                                                            (673)                      (336)
     ----------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                      $  17,503                  $  13,892
     ----------------------------------------------------------------------------------------------------------------------

9.   EXCHANGEABLE SHARES
                                                                          Number of Shares                Amount
     ----------------------------------------------------------------------------------------------------------------------
     Issued for acquisition of Defiant                                         1,450,030                $     30,842
     ----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                              1,450,030                $     30,842
     ----------------------------------------------------------------------------------------------------------------------

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares (see note 3i). Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to one at December 31, 2004 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of exchangeable shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.


     The Fund retroactively implemented revised accounting standards for Exchangeable Shares (note 2(m)) but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.


10.  UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued

                                                                           Number of Units                      Amount
     ----------------------------------------------------------------------------------------------------------------------
                                                                                                           (restated - note 2(l))
     ----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2002                                             27,098,782                        $  147,046
     2002 non-cash performance incentive                                       1,102,163                            14,406
     Issued for cash, net of costs                                             5,100,000                            76,136
     Issued on conversion of debentures                                        3,381,261                            43,440
     Issued on exercise of options                                                35,000                               300
     ----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                                             36,717,206                        $  281,328
     2003 non-cash performance incentive                                       1,099,104                            19,592
     Issued for cash, net of costs                                             3,500,000                            62,207
     Issued for acquisition of Defiant, net of costs                           3,666,286                            77,837
     Issued on conversion of debentures                                        4,637,187                            74,177
     Issued on exercise of options                                                55,000                               403
     ----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                             49,674,783                        $  515,544
     ----------------------------------------------------------------------------------------------------------------------

     On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

     On September 15, 2004 Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     On December 21, 2004 Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see Note 3i).

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

     (c) Trust Units Rights Incentive Plan

     Effective June 25, 2002 a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders.

     The Trust has elected to prospectively adopt amendments to CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan.

                                                            Series A                                 Series B
                                                    Number            Price                 Number              Price
---------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2002                  175,000          $   10.58                      -              -
     Exercised                                     (35,000)              -                         -              -
     Reduction of exercise price                         -              (2.71)                     -              -
---------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                  140,000          $    7.87                      -              -
     Exercised                                     (55,000)              -                         -              -
     Issued                                              -               -                   225,000         $   18.42
     Reduction of exercise price                         -              (2.82)                     -             (1.67)
---------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                   85,000          $    5.05                225,000         $   16.75
---------------------------------------------------------------------------------------------------------------------------

     On June 17, 2004 the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2003 and there was no compensation expense recorded.

     The Series A Trust Unit rights were issued in 2002 and the Trust was unable to determine the fair value for the rights granted under the Plan at that time. The Trust has disclosed pro forma results as if the Trust followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

     Pro Forma Results                                                          2004                       2003
---------------------------------------------------------------------------------------------------------------------------
                                                                       (restated - note 2(l))        (restated - notes
                                                                                                          2(c) & (l))

     Net income as reported                                                 $    24,038                 $    38,503
     Less compensation expense for rights issued in 2002                            701                       1,000
---------------------------------------------------------------------------------------------------------------------------
     Pro Forma net income                                                   $    23,337                 $    37,503
---------------------------------------------------------------------------------------------------------------------------
     Net income per Trust Unit - basic and diluted
         As reported                                                        $      0.59                 $      1.26
         Pro Forma                                                          $      0.57                 $      1.23
---------------------------------------------------------------------------------------------------------------------------

     (ii)  PER UNIT AMOUNTS

     The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2004 of 41,008,308 and 47,126,467 respectively and basic and diluted Trust Units outstanding of 30,536,236 and 34,040,645 respectively for the year ending December 31, 2003. Exchangeable Shares are included within the calculation of diluted weighted average Trust Units outstanding.


11.  INCOME TAXES

     The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense and Unit issue costs.

     The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                             For the year              For the year
                                                                                 ended                     ended
                                                                             Dec. 31, 2004             Dec. 31, 2003
---------------------------------------------------------------------------------------------------------------------------
                                                                        (restated - notes 2(l))     (restated  - notes
                                                                                                       2(c) & (l))

     Income before taxes                                                       $   9,660                  $  21,553
---------------------------------------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                                3,269                      8,794
     Increase (decrease) in income taxes resulting from:
        Non-deductible Crown charges                                               7,537                      7,029
        Resource allowance                                                        (8,766)                    (8,798)
        Amounts included in trust income and other                               (18,421)                   (25,228)
---------------------------------------------------------------------------------------------------------------------------
     Future income tax recovery                                                  (16,381)                   (18,203)
     Income and capital taxes                                                      2,003                      1,253
---------------------------------------------------------------------------------------------------------------------------
                                                                               $ (14,378)                 $ (16,950)
---------------------------------------------------------------------------------------------------------------------------

     The components of the future income tax liability at December 31 are as follows:

                                                                                 2004                        2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  (restated  - note 2(c))

     Property and equipment in excess of tax basis                             $ 127,130                 $   90,681
     Asset retirement obligation                                                  (6,126)                    (4,736)
     Non-capital tax loss carry forward                                           (7,356)                    (8,327)
     Other                                                                        (1,382)                       381
---------------------------------------------------------------------------------------------------------------------------
     Future income tax liability                                               $ 112,266                 $   77,999
---------------------------------------------------------------------------------------------------------------------------

     The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.


12.  FINANCIAL INSTRUMENTS

     Financial instruments of the Fund consist of accounts receivable, accounts payable and accrued liabilities, cash distributions payable and capital lease obligations. As at December 31, 2004, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest.

     The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

     As at December 31, 2004 the Fund had the following outstanding hedge contract:

     Volume                                           Effective Period                             Price
------------------------------------------------------------------------------------------------------------------
     Natural gas - AECO

     10,450 mcf/d                             January 1, 2005 - March 31, 2005                  $ 6.30/mcf

     As at December 31, 2004 the settlement value of the hedge outstanding was approximately $0.2 million and has been charged to income as an unrealized hedging loss.


13.  PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening and closing Unit prices were $17.83 and $21.71 respectively (2003 opening and closing Unit prices of $13.07 and $17.83 respectively). Cash distribution for the year amounted to $2.82 per Trust Unit (2003 distribution of $2.71 per Trust
     Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive. The performance incentive fee for 2004 was $21.6 million ($19.6 million in 2003). On January 19, 2005 the Fund issued 763,371 Advantage Trust Units to satisfy $16.6 million of the performance fee obligation. The remaining balance of the performance fee obligation was settled in cash. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.


14.  COMMITMENTS

     Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

         2005                                                $ 1,479
         2006                                                  1,355
         2007                                                  1,321
         2008                                                    541
     -----------------------------------------------------------------
                                                             $ 4,696
     -----------------------------------------------------------------


15.  SUBSEQUENT EVENT

     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

[GRAPHIC OMITTED]
[LOGO KPMG]

                          KPMG LLP
                          CHARTERED ACCOUNTANTS      Telephone (403) 691-8000
                          200-205 5 Avenue SW        Fax (403) 691-8008
                          Calgary AB T2P 4B9         Internet www.kpmg.ca



AUDITORS' REPORT

To the Unitholders of Advantage Energy Income Fund:

We have audited the amended consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the amended consolidated statements of income and accumulated income and cash flows for the years then ended. These amended financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these amended financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these amended consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


(Signed) KPMG LLP

Chartered Accountants
Calgary, Canada

February 22, 2005, except for notes 2(l), 2(m), 7 and 9, which are as at August 11, 2005.